UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhengdong Zhu

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

Telephone: +86-10-8231-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but in connection with the registration of American Depositary Shares, each representing four ordinary shares.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16944W104	13D/A	Page 1 of 6
1	Names of reporting persons Zhengdong Zhu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 53,010,397[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 53,010,397[1]
11	Aggregate amount beneficially owned by each reporting person 53,010,397[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 39.17%[2]
14	Type of reporting person (see instructions) IN

___________________

1 Consists of (i) 44,800,245 ordinary shares and 1,988,093 ADSs representing 7,952,372 ordinary shares held by Champion Shine Trading Limited, (ii) 16,250 ADSs, representing 65,000 ordinary shares, held by Baohong Yin and (iii) 48,195 ADSs, representing 192,780 ordinary shares held by Zhengdong Zhu. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares held by Baohong Yin.

2 Percentage calculated based on 135,320,433 ordinary shares outstanding as of March 31, 2020, as disclosed in China Distance Education Holdings Limited’s (the “Issuer”) current report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on May 22, 2020.

CUSIP No. 16944W104	13D/A	Page 2 of 6
1	Names of reporting persons Baohong Yin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 53,010,397[3]
	9	Sole dispositive power 0
	10	Shared dispositive power 53,010,397[3]
11	Aggregate amount beneficially owned by each reporting person 53,010,397[3]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 39.17%[4]
14	Type of reporting person (see instructions) IN

___________________

3 Consists of (i) 44,800,245 ordinary shares and 1,988,093 ADSs representing 7,952,372 ordinary shares held by Champion Shine Trading Limited, (ii) 16,250 ADSs, representing 65,000 ordinary shares, held by Baohong Yin and (iii) 48,195 ADSs, representing 192,780 ordinary shares held by Zhengdong Zhu. Champion Shine Trading Limited is a British Virgin Islands company whose sole shareholder is Zhengdong Zhu. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Baohong Yin may be deemed to share the voting and dispositive power over the ordinary shares held by Zhengdong Zhu.

4 Percentage calculated based on 135,320,433 ordinary shares outstanding as of March 31, 2020, as disclosed in the Issuer’s current report on Form 6-K furnished to the SEC on May 22, 2020.

CUSIP No. 16944W104	13D/A	Page 3 of 6

1	Names of reporting persons Champion Shine Trading Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 52,752,617[5]
	9	Sole dispositive power 0
	10	Shared dispositive power 52,752,617[5]
11	Aggregate amount beneficially owned by each reporting person 52,752,617[5]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 38.98%[6]
14	Type of reporting person (see instructions) CO

__________________

5 Consists of 44,800,245 ordinary shares and 1,988,093 ADSs representing 7,952,372 ordinary shares held by Champion Shine Trading Limited, a British Virgin Islands company whose sole shareholder and sole director is Zhengdong Zhu.

6 Percentage calculated based on 135,320,433 ordinary shares outstanding as of March 31, 2020, as disclosed in the Issuer’s current report on Form 6-K furnished to the SEC on May 22, 2020.

CUSIP No. 16944W104	13D/A	Page 4 of 6

Explanatory Note

This Amendment No. 12 to the statement on Schedule 13D (“Amendment No. 12”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares (the “ADSs”, and together with the Ordinary Shares, the “Shares”), issued by China Distance Education Holdings Limited (the “Issuer”).

The reporting persons filed the initial statement on Schedule 13D on December 13, 2011 (the “Initial Statement”) that was amended by:

•	Amendment No. 1 filed on March 20, 2014 (“Amendment No. 1”),

•	Amendment No. 2 filed on January 7, 2015 (“Amendment No. 2”),

•	Amendment No. 3 filed on November 30, 2015 (“Amendment No. 3”),

•	Amendment No. 4 filed on January 5, 2017 (“Amendment No. 4”),

•	Amendment No. 5 filed on April 20, 2017 (“Amendment No. 5”),

•	Amendment No. 6 filed on June 25, 2018 (“Amendment No. 6”),

•	Amendment No. 7 filed on August 22, 2018 (“Amendment No. 7”),

•	Amendment No. 8 filed on November 9, 2018 (“Amendment No. 8”),

•	Amendment No. 9 filed on December 27, 2018 (“Amendment No. 9”),

•	Amendment No. 10 filed on July 3, 2019 (“Amendment No. 10”), and

•	Amendment No. 11 filed on June 9, 2020 (“Amendment No. 11”).

Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and the Initial Statement, taken together, are the “Statement”. Capitalized terms used in this Amendment No. 12, but not otherwise defined, have the meanings given to them in the Initial Statement or Amendment Nos. 1 through 11, as appropriate.

Except as provided herein, Amendment No. 12 does not modify any of the information previously reported on the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby supplemented by inserting the following after the last paragraph thereof:

“Zhengdong Zhu, Baohong Yin, Champion Shine Trading Limited (“CST”), a British Virgin Islands company wholly owned and controlled by Zhengdong Zhu (collectively, the “Buyer Group”) intends to finance the Transaction (as defined below) with a combination of debt and/or equity capital. Equity financing is expected to be provided by the Buyer Group and from any additional equity investor who may be admitted to the Buyer Group. Debt financing is expected to be provided by loans from third party financial institutions.”

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby supplemented by inserting the following after the last paragraph thereof:

“On June 8, 2020, the Buyer Group submitted a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer. In the Proposal, the Buyer Group proposed to acquire all outstanding Shares of the Issuer for US$9.08 per ADS, or US$2.27 per Ordinary Share, in cash (the “Transaction”).

CUSIP No. 16944W104	13D/A	Page 5 of 6

The Proposal also provided that, among other things, the Buyer Group would (a) conduct customary due diligence on the Issuer and its subsidiaries and (b) negotiate and finalize definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type.

If the Transaction is consummated, the Ordinary Shares of the Issuer will no longer be traded on the New York Stock Exchange and the Issuer’s obligation to file periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) would terminate. No assurance can be given that any definitive agreement will be entered into or the Transaction will be consummated. The Proposal provides that it does not constitute any binding commitment with respect to the Transaction and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

The Proposal and the transaction proposed thereby may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, a merger or other extraordinary transaction involving the Issuer, and the delisting of the ADSs from the New York Stock Exchange.

References to the Proposal in this Amendment No. 12 are qualified in their entirety by reference to the Proposal, copy of which is attached hereto as Exhibit A incorporated herein by reference in its entirety.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

“The descriptions of the principal terms of the Proposal under Item 4 of this Amendment No. 12 are incorporated herein by reference in their entirety.”

Item 7.	Material to Be Filed as Exhibits

Exhibit A Proposal from the Buyer Group to the Board dated June 8, 2020 (incorporated by reference to Exhibit 99.1 of the Form 6-K furnished to the SEC by the Issuer on June 8, 2020)

CUSIP No. 16944W104	13D/A	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2020

Zhengdong Zhu

/s/ Zhengdong Zhu

Baohong Yin

/s/ Baohong Ying

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Sole Director